Filed pursuant to Rule 424(b)(3)
File No. 333-176873

UNITED STATES 12 MONTH OIL FUND, LP

Supplement dated June 1, 2012

to

Prospectus dated May 16, 2012

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of United States 12 Month Oil Fund, LP dated May 16, 2012. Please read it and keep it with your prospectus for future reference.

Prospectus Summary (page 2)

The first paragraph is replaced with the following:

In order for a hypothetical investment in Units to break even over the next 12 months, assuming a selling price of $47.24 per Unit, the investment would have to generate a 0.70% return. For more information, see the section of this prospectus entitled “— Breakeven Analysis.”

Prospectus Summary—Breakeven Analysis (page 7)

The Breakeven Analysis is replaced with the following:

Breakeven Analysis

The breakeven analysis below indicates the approximate dollar returns and percentage required for a redemption value of a hypothetical initial investment in a single unit to equal the amount invested twelve months after the investment was made. For purposes of this breakeven analysis, we have assumed the initial selling price of $47.24 per unit which equals the NAV per unit at the close of trading on February 29, 2012. This breakeven analysis refers to the redemption of baskets by Authorized Purchasers and is not related to any gains an individual investor would have to achieve in order to break even. This breakeven analysis is an approximation only.

Initial selling price per unit	$47.24
Sponsor’s Management Fee (0.60%)(1)	$0.29
Creation Basket Fee (0.031%)(2)	$(0.01)
Estimated Brokerage Fees(3)	$0.01
Interest Income (0.08%)(4)	$(0.04)
NYMEX Licensing Fees(5)	$0.01
Independent Directors and Officers’ Fees(6)	$0.01
Fees and expenses associated with tax accounting and reporting(7)	$0.06
Amount of trading income (loss) required for the redemption value at the end of one year to equal the initial selling price of the unit	$0.33
Percentage of initial selling price per unit	0.70%

(1)	US12OF is contractually obligated to pay the General Partner a management fee based on daily net assets and paid monthly of 0.60% per annum on its average net assets.
(2)	Through December 31, 2012, Authorized Purchasers are required to pay a Creation Basket fee of $350 for each order they place to create one or more baskets. Beginning on January 1, 2013 and after, Authorized Purchasers will pay a transaction fee of $1,000 for each order placed to create one or more baskets. An order must be at least one basket, which is 50,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so the Creation Basket fee is $.01 (350/50,000).

(3)	The amount is based on the actual brokerage fees for US12OF calculated on an annualized basis.
(4)	US12OF earns interest on funds it deposits with its futures commission merchant and the Custodian and it estimates that the interest rate will be 0.08% based on the current interest rate on three-month Treasury Bills as of February 29, 2012. The actual rate may vary.
(5)	The NYMEX Licensing Fee is 0.015% on aggregate net assets of the Related Public Funds, except USBO, USCI, USAG, CPER and USMI. For more information, see “Fees of US12OF.”
(6)	The foregoing assumes the assets of US12OF are aggregated with those of the Related Public Funds, that the aggregate fees paid to the independent directors for 2011 was $320,000, that the allocable portion of fees borne by US12OF equals $16,046 and that US12OF has $172,436,857 in assets, which is the amount of assets as of February 29, 2012.
(7)	US12OF assumed the aggregate costs attributable to tax accounting and reporting for 2011 were estimated to be approximately $200,000. The number in the break-even assumes US12OF has $172,436,857 in assets which is the amount as of February 29, 2012.

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